Exhibit 99.1

ASM International N.V. announces availability of AGM materials and agenda highlights

ALMERE, The Netherlands – April 3, 2012 – ASM International N.V. (NASDAQ: ASMI and Euronext Exchange in Amsterdam: ASM) today announces that the information regarding the Annual General Meeting of Shareholders (AGM) scheduled for May 15, 2012 is now available on the Company’s website, www.asm.com. This information includes the convocation and the full agenda. The US market proxy materials will also be posted on our website once these are ready for distribution to our US shareholders.

The AGM is scheduled to commence at 2 p.m. CET at the Hilton Hotel, Apollolaan 138 in Amsterdam, the Netherlands.

The total number of outstanding common shares as per April 2, 2012 amounts to 55.414.160 and each ordinary share entitles the holder thereof to cast one vote.

In accordance with applicable legal requirements in the Netherlands the registration date for the AGM is April 17, 2012 as further set out in the convocation for the meeting.

The agenda for the AGM includes amongst others the proposal to pay a dividend in cash of € 0.50 per common share and the nomination of Messrs. Danneels and Schumacher for reappointment to the Supervisory Board.

In addition, the agenda allows for shareholders to comment on a study to be carried out into the causes of the present non-recognition by the financial markets of the value of the combined businesses of the Company.

About ASM International

ASM International N.V., headquartered in Almere, the Netherlands, and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. ASM International and its subsidiaries provide production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s website at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, corporate transactions, financing and liquidity matters, the success of restructurings, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation to update or revise any forward-looking statements to reflect future developments or circumstances.

CONTACTS:

Investor Relations:

Erik Kamerbeek

+31 881008500

Erik.Kamerbeek@asm.com

Mary Jo Dieckhaus

+1 212-986-2900

MaryJo.Dieckhaus@asm.com

Media Contacts:

Ian Bickerton

+31 (0)20 68 55 955

+31 (0)625 018512

I.Bickerton@Huijskens.nl